SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Release  |  Lisbon  |  27 February 2012

Approval of Oi’s corporate simplification

Portugal Telecom S.G.P.S., SA (“PT”) announces that the general meetings of the companies constituting the Oi group, held today, approved Oi’s corporate simplification. Following this approval the current corporate structure constituted by Tele Norte Leste Participações S.A. (“TNE”), Telemar Norte Leste S.A. (“TMAR”) and Brasil Telecom S.A. (“BRT”) is integrated in BRT, which will be renamed Oi S.A., and will have only two share classes (common shares, ON, and preferred shares, PN). These shares will be traded in the Bovespa and in the NYSE, through an ADR programme.

As a result of this approval, the new Oi S.A. will issue 395,585,453 new ordinary shares and 798,480,405 preferred shares and its subscribed capital, fully paid, will be R$ 6,816,467,847.01, divided into 599,008,629 common shares and 1,198,077,775 preferred shares, all nominative and without par value. The number of shares outstanding and therefore the final position of Telemar Participações S.A. (“TPAR”), Oi’s controlling vehicle, and PT will be established after the exercise of withdrawal rights by shareholders entitled to such. PT’s economic position in Oi, direct and indirect, will be between 21.5% and 25.1%. The period of application of the withdrawal ends on 29 March 2012.

Additional information is available at the Oi’s investor relations website: www.oi.com.br/ri.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.